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Exhibit 99.1

Hutchison China MediTech Limited
Condensed Consolidated Balance Sheets
(in US$'000, except share data)

	Note	December 31, 2018	March 31, 2019
			(Unaudited)
Assets
Current assets
Cash and cash equivalents	3	86,036	91,689
Short-term investments	4	214,915	180,174
Accounts receivable—third parties	5	40,176	42,273
Inventories	6	12,309	17,612
Other current assets		17,105	18,246

Total current assets		370,541	349,994
Property, plant and equipment		16,616	17,036
Right-of-use assets	7	—	5,176
Investments in equity investees	8	138,318	158,927
Deferred issuance costs		—	1,391
Other assets		6,643	6,773

Total assets		532,118	539,297

Liabilities and shareholders' equity
Current liabilities
Accounts payable	9	25,625	30,764
Other payables, accruals and advance receipts	10	56,327	64,160
Lease liabilities	7	—	3,191
Other current liabilities		3,527	3,210

Total current liabilities		85,479	101,325
Lease liabilities	7	—	2,522
Long-term bank borrowings	11	26,739	26,763
Other liabilities		7,645	8,332

Total liabilities		119,863	138,942
Commitments and contingencies	12

Company's shareholders' equity
Ordinary shares; $0.10 par value; 750,000,000 shares authorized; 666,577,450 shares issued at December 31, 2018 and March 31, 2019		66,658	66,658
Additional paid-in capital		505,585	508,550
Accumulated losses		(183,004)	(203,583)
Accumulated other comprehensive (loss)/income		(243)	4,144

Total Company's shareholders' equity		388,996	375,769
Non-controlling interests		23,259	24,586

Total shareholders' equity		412,255	400,355

Total liabilities and shareholders' equity		532,118	539,297

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited
Condensed Consolidated Statements of Operations
(Unaudited, in US$'000, except share and per share data)

		Three Months Ended March 31,
	Note	2018	2019
Revenues
Goods—third parties		40,631	44,744
—related parties	16(i)	1,731	1,866
Services—commercialization—third parties		2,558	1,739
—collaboration research and development—third parties		4,835	2,714
—research and development—related parties	16(i)	2,582	127
Other collaboration revenue—royalties—third parties		—	978

Total revenues	14	52,337	52,168

Operating expenses
Costs of goods—third parties		(34,030)	(38,316)
Costs of goods—related parties		(1,209)	(1,343)
Costs of services—commercialization—third parties		(1,817)	(1,297)
Research and development expenses	15	(28,664)	(33,282)
Selling expenses		(4,615)	(3,785)
Administrative expenses		(7,023)	(10,195)

Total operating expenses		(77,358)	(88,218)

Loss from operations		(25,021)	(36,050)
Other income, net of other expenses		1,151	1,143

Loss before income taxes and equity in earnings of equity investees		(23,870)	(34,907)
Income tax expense	17	(1,565)	(1,309)
Equity in earnings of equity investees, net of tax	8	15,030	17,110

Net loss		(10,405)	(19,106)
Less: Net income attributable to non-controlling interests		(1,325)	(779)

Net loss attributable to the Company		(11,730)	(19,885)

Losses per share attributable to the Company—basic and diluted (US$ per share)	18	(0.02)	(0.03)
Number of shares used in per share calculation—basic and diluted	18	663,844,980	665,470,220

Note: The losses per share attributable to the Company—basic and diluted presented were adjusted retroactively for each of the three months ended March 31, 2018 and 2019 to take into account the share split approved by ordinary resolution at the extraordinary general meeting of the Company held on May 29, 2019, pursuant to which each ordinary share was subdivided into 10 ordinary shares.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited
Condensed Consolidated Statements of Comprehensive Loss
(Unaudited, in US$'000)

	Three Months Ended March 31,
	2018	2019
Net loss	(10,405)	(19,106)
Other comprehensive income
Foreign currency translation gain	7,699	4,944

Total comprehensive loss	(2,706)	(14,162)
Less: Comprehensive income attributable to non-controlling interests	(2,150)	(1,336)

Total comprehensive loss attributable to the Company	(4,856)	(15,498)

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, in US$'000, except share data in '000)

	Ordinary Shares Number	Ordinary Shares Value	Additional Paid-in Capital	Accumulated Losses	Accumulated Other Comprehensive Income/(Loss)	Total Company's Shareholders' Equity	Non- controlling Interests	Total Equity
As at January 1, 2018	664,470	66,447	496,960	(108,184)	5,430	460,653	23,230	483,883
Net (loss)/income	—	—	—	(11,730)	—	(11,730)	1,325	(10,405)
Issuances in relation to share option exercises	292	29	225	—	—	254	—	254
Share-based compensation
Share options	—	—	333	—	—	333	1	334
LTIP	—	—	2,080	—	—	2,080	7	2,087

	—	—	2,413	—	—	2,413	8	2,421
LTIP—treasury shares acquired and held by Trustee	—	—	(5,451)	—	—	(5,451)	—	(5,451)
Transfer between reserves	—	—	15	(15)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	6,874	6,874	825	7,699

As at March 31, 2018	664,762	66,476	494,162	(119,929)	12,304	453,013	25,388	478,401

As at December 31, 2018	666,577	66,658	505,585	(183,004)	(243)	388,996	23,259	412,255
Impact of change in accounting policy (Note 2)	—	—	—	(655)	—	(655)	(16)	(671)

As at January 1, 2019	666,577	66,658	505,585	(183,659)	(243)	388,341	23,243	411,584
Net (loss)/income	—	—	—	(19,885)	—	(19,885)	779	(19,106)
Share-based compensation
Share options	—	—	2,290	—	—	2,290	5	2,295
LTIP	—	—	982	—	—	982	2	984

	—	—	3,272	—	—	3,272	7	3,279
LTIP—treasury shares acquired and held by Trustee	—	—	(346)	—	—	(346)	—	(346)
Transfer between reserves	—	—	39	(39)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	4,387	4,387	557	4,944

As at March 31, 2019	666,577	66,658	508,550	(203,583)	4,144	375,769	24,586	400,355

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited
Condensed Consolidated Statements of Cash Flows
(Unaudited, in US$'000)

		Three Months Ended March 31,
	Note	2018	2019
Net cash used in operating activities	20	(30,840)	(28,923)

Investing activities
Purchases of property, plant and equipment		(1,318)	(1,361)
Deposits in short-term investments		(244,004)	(175,174)
Proceeds from short-term investments		273,031	209,915

Net cash generated from investing activities		27,709	33,380

Financing activities
Proceeds from issuance of ordinary shares		254	—
Purchases of treasury shares	13(ii)	(5,451)	(346)
Payment of issuance costs		(34)	—

Net cash used in financing activities		(5,231)	(346)

Net (decrease)/increase in cash and cash equivalents		(8,362)	4,111
Effect of exchange rate changes on cash and cash equivalents		1,194	1,542

		(7,168)	5,653
Cash and cash equivalents
Cash and cash equivalents at beginning of period		85,265	86,036

Cash and cash equivalents at end of period		78,097	91,689

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

 Hutchison China MediTech Limited
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

1. Organization and Nature of Business

        Hutchison China MediTech Limited (the "Company") and its subsidiaries (together the "Group") are principally engaged in researching, developing, manufacturing and selling pharmaceuticals and healthcare products. The Group and its equity investees have research and development facilities and manufacturing plants in the People's Republic of China (the "PRC") and sell their products mainly in the PRC and Hong Kong.

Liquidity

        As at March 31, 2019, the Group had accumulated losses of US$203,583,000 primarily due to its spending in drug research and development ("Drug R&D") activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at March 31, 2019, the Group had cash and cash equivalents of US$91,689,000, short-term investments of US$180,174,000 and unutilized bank borrowing facilities of US$119,359,000. Short-term investments comprised of bank deposits maturing over three months. The Group's operating plan includes the continued receipt of dividends from certain of its equity investees.

        Based on the Group's operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used).

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

        The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements, except for the adoption of Accounting Standards Codification ("ASC") 842, Leases ("ASC 842") as described below. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

        The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements, but is condensed to the same degree as the interim condensed balance sheet data.

        The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.

        The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used in determining items such as useful lives of property, plant and equipment, write-down of inventories, allowance for doubtful accounts, share-based compensation, impairments of long-lived assets, impairment of other intangible asset and goodwill, income tax expenses, tax valuation allowances, revenues and cost accruals from research and development projects. Actual results could differ from those estimates.

Leases

Summary of impact of applying ASC 842

        The Group applied ASC 842 to its various leases at the date of initial application of January 1, 2019. As a result, the Group has changed its accounting policy for leases as detailed below. The core principle of ASC 842 is that a lessee should recognize the assets and liabilities that arise from leases. Therefore, the Group recognizes in the condensed consolidated balance sheets liabilities to make lease payments (the lease liabilities) and right-of-use assets representing its right to use the underlying assets for their lease terms. The Group applied ASC 842 using the optional transition method by recognizing the cumulative effect as an adjustment to opening accumulated losses as at January 1, 2019. The comparative information prior to January 1, 2019 has not been adjusted and continues to be reported under ASC 840, Leases ("ASC 840").

        The Group assessed lease agreements as at January 1, 2019 under ASC 842, except for short-term leases. The Group elected the short-term lease exception for leases with a term of 12 months or less and recognizes lease expenses for such leases on a straight-line basis over the lease term and does not recognize right-of-use assets or lease liabilities accordingly. As a result of this assessment, the Group recorded an aggregate US$0.7 million in additional lease expenses as a cumulative adjustment to opening accumulated losses upon adoption. Additionally, the Group recognized right-of-use assets and lease liabilities of US$5.7 million and US$6.4 million respectively as at January 1, 2019.

        The lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessees' incremental borrowing rate as at January 1, 2019. The Group's weighted average incremental borrowing rate applied on January 1, 2019 was 3.97% per annum.

        A reconciliation of the Group's reported operating lease commitments as at December 31, 2018 and the Group's lease liabilities recognized upon adoption of ASC 842 as at January 1, 2019 is as follows:

(in US$'000)
Operating lease commitments as at December 31, 2018 (note (a))	8,835
Less: Leases not commenced as at January 1, 2019	(3,676)
Less: Short-term leases	(5)
Add: Adjustment as a result of the treatment for a termination option (note (b))	1,409
Less: Discount under the lessees' incremental borrowing rate as at January 1, 2019	(206)

Lease liabilities recognized as at January 1, 2019	6,357

Notes:

(a)
Future aggregate minimum payments under non-cancellable operating leases under ASC 840 were as follows:

December 31, 2018
(in US$'000)
Not later than 1 year	3,026
Between 1 to 2 years	2,735
Between 2 to 3 years	1,056
Between 3 to 4 years	882
Between 4 to 5 years	810
Later than 5 years	326

Total minimum lease payments	8,835

(b)
The Group leases its corporate offices in Hong Kong through a support service agreement with an indirect subsidiary of CK Hutchison Holdings Limited ("CK Hutchison"), which is the Company's ultimate holding company. The support service agreement may be terminated by giving 3-months advance notice; therefore, there was no lease commitment beyond the 3-months advance notice period as at December 31, 2018. This termination option is not considered probable of exercise for the purposes of applying ASC 842.

        The Group recognized right-of-use assets as at January 1, 2019 measured at their carrying amounts as if ASC 842 had been applied since their commencement dates, but discounted using the lessees' incremental borrowing rate as at January 1, 2019.

        Recognized right-of-use assets was as follows:

(in US$'000)
Offices	4,877
Factories	383
Others	487

5,747

        There were no adjustments to net cash generated from/(used in) operating activities, investing activities or financing activities in the condensed consolidated statement of cash flows.

        In applying ASC 842 for the first time, the Group has used the following practical expedients permitted by the standard: (i) no reassessment of whether any expired or existing contracts are or contain leases; (ii) no reassessment of the lease classification for any expired or existing leases; (iii) the exclusion of initial direct costs for the measurement of the right-of-use assets at the date of initial application; and (iv) the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Updated accounting policy—ASC 842

        In an operating lease, a lessee obtains control of only the use of the underlying asset, but not the underlying asset itself. An operating lease is recognized as a right-of-use asset with a corresponding liability at the date which the leased asset is available for use by the Group. The Group recognizes an obligation to make lease payments equal to the present value of the lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

        Lease liabilities include the net present value of the following lease payments: (i) fixed payments; (ii) variable lease payments; and (iii) payments of penalties for terminating the lease if the lease term reflects the lessee exercising that option, if any. Lease liabilities exclude the following payments that are generally accounted for separately: (i) non-lease components, such as maintenance and security service fees and value added tax, and (ii) any payments that a lessee makes before the lease commencement date. The lease payments are discounted using the interest rate implicit in the lease or if that rate cannot be determined, the lessee's incremental borrowing rate being the rate that the lessee would have to pay to borrow the funds in its currency and jurisdiction necessary to obtain an asset of similar value, economic environment and terms and conditions.

        An asset representing the right to use the underlying asset during the lease term is recognized that consists of the initial measurement of the operating lease liability, any lease payments made to the lessor at or before the commencement date less any lease incentives received, any initial direct cost incurred by the Group and any restoration costs.

        After commencement of the operating lease, the Group recognizes lease expenses on a straight-line basis over the lease term. The right-of-use asset is subsequently measured at cost less accumulated amortization and any impairment provision. The amortization of the right-of-use asset represents the difference between the straight-line lease expense and the accretion of interest on the lease liability each period. The interest amount is used to accrete the lease liability and to amortize the right-of-use asset. There is no amount recorded as interest expense.

        Payments associated with short-term leases are recognized as lease expenses on a straight-line basis over the period of the leases.

        Subleases of right-of-use assets are accounted for similar to other leases. As an intermediate lessor, the Group separately accounts for the head-lease and sublease unless it is relieved of its primary obligation under the head-lease. Sublease income is recorded on a gross basis separate from the head-lease expenses. If the total remaining lease cost on the head-lease is more than the anticipated sublease income for the lease term, this is an indicator that the carrying amount of the right-of-use asset associated with the head-lease may not be recoverable, and the right-of-use asset will be assessed for impairment.

3. Cash and Cash Equivalents

	December 31, 2018	March 31, 2019
	(in US$'000)
Cash at bank and on hand	78,556	51,409
Bank deposits maturing in three months or less (note (a))	7,480	40,280

	86,036	91,689

Denominated in:
US$ (note (b))	58,291	73,539
RMB (note (b))	23,254	15,739
UK Pound Sterling ("£") (note (b))	331	84
Hong Kong dollar ("HK$")	4,160	2,327

	86,036	91,689

Notes:

(a)
The weighted average effective interest rate on bank deposits for the year ended December 31, 2018 and the three months ended March 31, 2019 was 1.98% per annum and 2.49% per annum respectively (with maturity ranging from 7 to 90 days and 30 to 35 days respectively).

(b)
Certain cash and bank balances denominated in RMB, US$ and £ were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

4. Short-term Investments

	December 31, 2018	March 31, 2019
	(in US$'000)
Bank deposits maturing over three months (note)
Denominated in:
US$	214,538	179,796
HK$	377	378

	214,915	180,174

    Note: The weighted average effective interest rate on bank deposits for the year ended December 31, 2018 and the three months ended March 31, 2019 was 2.18% per annum and 2.82% per annum respectively (with maturity ranging from 91 to 100 days and 91 to 97 days respectively).

5. Accounts Receivable—Third Parties

        Accounts receivable from contracts with customers, net of allowance for doubtful accounts, consisted of the following:

	December 31, 2018	March 31, 2019
	(in US$'000)
Accounts receivable, gross	40,217	42,360
Allowance for doubtful accounts	(41)	(87)

Accounts receivable, net	40,176	42,273

        Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

        Movements on the allowance for doubtful accounts:

	2018	2019
	(in US$'000)
As at January 1	258	41
Increase in allowance for doubtful accounts	171	76
Decrease in allowance due to subsequent collection	(160)	(31)
Exchange difference	12	1

As at March 31	281	87

        An aging analysis based on the relevant invoice dates is as follows:

	December 31, 2018	March 31, 2019
	(in US$'000)
Not later than 3 months	37,326	39,603
Between 3 months to 6 months	2,704	2,595
Between 6 months to 1 year	61	162
Later than 1 year	126	—

Accounts receivable, gross	40,217	42,360

6. Inventories

        Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31, 2018	March 31, 2019
	(in US$'000)
Raw materials	652	1,333
Finished goods	11,657	16,279

	12,309	17,612

7. Leases

        The Group leases various offices, factories and other assets. Lease contracts are typically within a period of 1 to 5 years.

        Leases consisted of the following:

March 31, 2019
(in US$'000)
Right-of-use assets
Offices (note (a))	4,308
Factories	325
Others (note (b))	543

Total right-of-use assets	5,176

Lease liabilities—current	3,191
Lease liabilities—non-current	2,522

5,713

Notes:

(a)
Includes (i) US$0.2 million right-of-use asset for offices in the United States of America that is leased through July 2023 which includes an option to renew the lease up to an additional 3 years; and (ii) US$1.4 million right-of-use asset for corporate offices in Hong Kong that is leased through May 2021 which includes a termination option with 3 months advance notice. The renewal and termination options were not recognized as part of the right-of-use assets and lease liabilities.

(b)
Includes US$0.4 million right-of-use asset for retail space in the United Kingdom that is leased through May 2022 which the Group has subleased through May 2022.

        Lease activities are summarized as follows:

Three Months Ended March 31, 2019
(in US$'000)
Lease expenses:
Short-term leases with lease terms equal or less than 12 months	12
Leases with lease terms greater than 12 months	818

830

Sublease rental income	61

Cash paid on lease liabilities	852

Non-cash: Lease liabilities recognized from obtaining right-of-use assets	—

        The weighted average remaining lease term and the weighted average discount rate as at March 31, 2019 was 1.83 years and 3.96% respectively.

        Future lease payments are as follows:

March 31, 2019
(in US$'000)
Lease payments:
Not later than 1 year	3,356
Between 1 to 2 years	2,006
Between 2 to 3 years	449
Between 3 to 4 years	105
Between 4 to 5 years	25

Total lease payments	5,941
Less: Discount factor	(228)

Total lease liabilities	5,713

8. Investments in Equity Investees

        Investments in equity investees consisted of the following:

	December 31, 2018	March 31, 2019
	(in US$'000)
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited ("HBYS")	60,992	65,594
Shanghai Hutchison Pharmaceuticals Limited ("SHPL")	68,812	84,737
Nutrition Science Partners Limited ("NSPL")	8,102	8,109
Other	412	487

	138,318	158,927

        All of the equity investees are private companies and there are no quoted market prices available for their shares.

        Summarized financial information for the significant equity investees HBYS, SHPL and NSPL is as follows:

(i)    Summarized balance sheets

	Commercial Platform				Innovation Platform
	Consumer Health HBYS		Prescription Drugs SHPL		Drug R&D NSPL
	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019
	(in US$'000)
Current assets	116,020	142,306	124,512	148,151	17,320	16,633
Non-current assets	100,353	102,819	98,532	101,305	—	—
Current liabilities	(73,974)	(93,365)	(84,357)	(78,528)	(1,117)	(415)
Non-current liabilities	(17,302)	(17,481)	(6,909)	(7,454)	—	—

Net assets	125,097	134,279	131,778	163,474	16,203	16,218
Non-controlling interests	(3,113)	(3,090)	—	—	—	—

	121,984	131,189	131,778	163,474	16,203	16,218

(ii)   Summarized statements of operations

	Commercial Platform				Innovation Platform
	Consumer Health HBYS		Prescription Drugs SHPL		Drug R&D NSPL(note(a))
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2018	2019	2018	2019	2018	2019
	(in US$'000)
Revenue	62,090	58,484	86,733	89,501	—	—

Gross profit	30,557	31,505	63,114	64,582	—	—

Interest income	35	33	214	141	—	44

Finance cost	(30)	(4)	—	—	—	—

Profit/(loss) before taxation	6,749	7,056	31,300	32,813	(2,194)	15
Income tax expense (note (b))	(1,141)	(1,163)	(4,670)	(4,715)	—	—

Net income/(loss)	5,608	5,893	26,630	28,098	(2,194)	15
Non-controlling interests	2	89	—	—	—	—

Net income/(loss) attributable to the shareholders of equity investee	5,610	5,982	26,630	28,098	(2,194)	15

Notes:

(a)
NSPL primarily incurred research and development expenses during the three months ended March 31, 2018 and did not have any activity for the three months ended March 31, 2019.

(b)
The main entities within the HBYS and SHPL groups have been granted the High and New Technology Enterprise ("HNTE") status. Accordingly, the entities were eligible to use a preferential income tax rate of 15% for the three months ended March 31, 2018 and 2019.

        For the three months ended March 31, 2018 and 2019, other immaterial equity investees had net income of approximately US$15,000 and US$125,000 respectively.

(iii) Reconciliation of summarized financial information

        Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	Commercial Platform				Innovation Platform(note)
	Consumer Health HBYS		Prescription Drugs SHPL		Drug R&D NSPL
	2018	2019	2018	2019	2018	2019
	(in US$'000)
Opening net assets after non-controlling interests as at January 1	110,616	121,984	132,731	131,778	38,401	16,203
Impact of change in accounting policy (ASC 842)	—	(19)	—	(2)	—	—
Net income/(loss) attributable to the shareholders of equity investee	5,610	5,982	26,630	28,098	(2,194)	15
Other comprehensive income	4,727	3,242	5,995	3,600	—	—

Closing net assets after non-controlling interests as at March 31	120,953	131,189	165,356	163,474	36,207	16,218

Group's share of net assets	60,477	65,594	82,678	81,737	18,104	8,109
Goodwill	—	—	3,179	3,000	—	—

Carrying amount of investments as at March 31	60,477	65,594	85,857	84,737	18,104	8,109

  Note: The Innovation Platform includes other immaterial equity investees. As at December 31, 2018 and March 31, 2019, the aggregate carrying amount of investments in NSPL and other immaterial equity investees was approximately US$8,514,000 and US$8,596,000 respectively.

        The equity investees had the following capital commitments:

March 31, 2019
(in US$'000)
Property, plant and equipment
Contracted but not provided for	1,807

9. Accounts Payable

	December 31, 2018	March 31, 2019
	(in US$'000)
Accounts payable—third parties	14,158	19,204
Accounts payable—non-controlling shareholders of subsidiaries (Note 16(iv))	4,960	4,143
Accounts payable—related party (Note 16(ii))	6,507	7,417

	25,625	30,764

        Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

        An aging analysis based on the relevant invoice dates is as follows:

	December 31, 2018	March 31, 2019
	(in US$'000)
Not later than 3 months	19,185	23,642
Between 3 months to 6 months	5,584	4,225
Between 6 months to 1 year	703	2,762
Later than 1 year	153	135

	25,625	30,764

10. Other Payables, Accruals and Advance Receipts

        Other payables, accruals and advance receipts consisted of the following:

	December 31, 2018	March 31, 2019
	(in US$'000)
Accrued salaries and benefits	8,715	6,056
Accrued research and development expenses	28,883	37,219
Accrued selling and marketing expenses	4,675	4,756
Accrued administrative and other general expenses	6,181	9,897
Deferred government incentives	1,817	384
Deposits	1,230	1,899
Dividend payable to non-controlling shareholder of subsidiary (Note 16(iv))	1,282	1,282
Others	3,544	2,667

	56,327	64,160

11. Bank Borrowings

        Bank borrowings consisted of the following:

	December 31, 2018	March 31, 2019
	(in US$'000)
Non-current	26,739	26,763

        The weighted average interest rate for outstanding bank borrowings for the year ended December 31, 2018 and the three months ended March 31, 2019 was 2.79% per annum and 2.94% per annum respectively. The carrying amounts of the Group's bank borrowings are all denominated in HK$.

(i)    3-year term loan and 18-month revolving loan facilities

        In November 2017, the Group through its subsidiary, entered into facility agreements with a bank for the provision of unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The credit facilities include (i) a HK$210,000,000 (US$26,923,000) 3-year term loan facility and (ii) a HK$190,000,000 (US$24,359,000) 18-month revolving loan facility. The term loan bears interest at 1.50% over the Hong Kong Interbank Offered Rate ("HIBOR") per annum and an upfront fee of HK$1,575,000 (US$202,000). The revolving loan facility bears interest at 1.25% over HIBOR per annum. The term loan was drawn in May 2018 and is due in November 2020. Accordingly, the term loan is recorded under long-term bank borrowings as at December 31, 2018 and March 31, 2019. As at December 31, 2018 and

March 31, 2019, no amount has been drawn from the revolving loan facility. These credit facilities are guaranteed by the Company.

(ii)   2-year revolving loan facilities

        In August 2018, the Group through its subsidiary, entered into two separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$507,000,000 (US$65,000,000). The first credit facility is a HK$351,000,000 (US$45,000,000) revolving loan facility, with a term of 2 years and an annual interest rate of 1.35% over HIBOR. The second credit facility is a HK$156,000,000 (US$20,000,000) revolving loan facility, with a term of 2 years and an annual interest rate of 1.35% over HIBOR. These credit facilities are guaranteed by the Company. As at December 31, 2018 and March 31, 2019, no amount has been drawn from either of the revolving loan facilities.

(iii) 3-year revolving loan facility

        In November 2018, the Group through its subsidiary renewed a 3-year revolving loan facility with a bank in the aggregate amount of HK$234,000,000 (US$30,000,000) with an annual interest rate of 0.85% over HIBOR. This credit facility is guaranteed by the Company. As at December 31, 2018 and March 31, 2019, no amount has been drawn from the revolving loan facility.

        The Group's bank borrowings are repayable as from the dates indicated as follows:

	December 31, 2018	March 31, 2019
	(in US$'000)
Not later than 1 year	—	—
Between 1 to 2 years	26,923	26,923

	26,923	26,923

        As at December 31, 2018 and March 31, 2019, the Group had unutilized bank borrowing facilities of HK$931,000,000 (US$119,359,000).

12. Commitments and Contingencies

Capital commitments

        The Group had the following capital commitments:

March 31, 2019
(in US$'000)
Property, plant and equipment
Contracted but not provided for	1,341

        The Group does not have any other significant commitments or contingencies.

13. Share-based Compensation

(i)    Share-based Compensation of the Company

        The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and such scheme has a term of 10 years. It expired in 2016 and no further share options can be granted. Another share option scheme was conditionally adopted on April 24, 2015 (the "HCML Share Option Scheme"). Pursuant to the HCML Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

        As at March 31, 2019, the aggregate number of shares issuable under the HCML Share Option Scheme is 23,130,970 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2016 is 1,845,180 ordinary shares. Additionally, the number of shares authorized but unissued was 83,422,550 ordinary shares.

        Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of eight to ten years from the date of grant.

        A summary of the Company's share option activity and related information is as follows:

	Number of share options	Weighted average exercise price in £ per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in £'000)
Outstanding at January 1, 2018	11,264,120	1.77	6.29	43,158
Granted	10,606,260	4.69
Exercised	(2,107,080)	1.40
Cancelled	(1,208,450)	4.30

Outstanding at December 31, 2018	18,554,850	3.31	7.35	15,158

Cancelled	(145,350)	4.65

Outstanding at March 31, 2019	18,409,500	3.30	7.09	24,301

Vested and exercisable at December 31, 2018	8,032,040	1.68	4.84	14,843
Vested and exercisable at March 31, 2019	8,532,040	1.82	4.82	23,437

        In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Year Ended December 31,
	2011	2013	2016	2017	2018
Weighted average grant date fair value of share options (in £ per share)	0.18	0.32	0.90	1.27	1.67
Significant inputs into the valuation model (weighted average):
Exercise price (in £ per share)	0.44	0.61	1.97	3.11	4.69
Share price at effective date of grant (in £ per share)	0.43	0.61	1.97	3.11	4.66
Expected volatility (note (a))	46.6%	36.0%	39.0%	36.3%	37.6%
Risk-free interest rate (note (b))	3.13%	3.16%	1.00%	1.17%	1.46%
Contractual life of share options (in years)	10	10	8	10	10
Expected dividend yield (note (c))	0%	0%	0%	0%	0%

Notes:

(a)
The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

(b)
The risk-free interest rates used in the Polynomial model are with reference to the sovereign yield of the United Kingdom because the Company's ordinary shares are currently listed on AIM and denominated in £.

(c)
The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Polynomial model.

        The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company's share option exercises:

	Three Months Ended March 31,
	2018	2019
	(in US$'000)
Cash received from share options exercised	254	—
Total intrinsic value of share options exercised	1,764	—

        The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group's consolidated statements of operations:

	Three Months Ended March 31,
	2018	2019
	(in US$'000)
Research and development expenses	334	2,109
Administrative expenses	—	186

	334	2,295

        As at March 31, 2019, the total unrecognized compensation cost was US$13,028,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 3.07 years.

(ii)   LTIP

        The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the "Awarded Shares") to be purchased by the Trustee up to a cash amount. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

        Performance targets vary by award, and may include targets for shareholder returns, free cash flows, revenues, net profit after taxes and the achievement of clinical and regulatory milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management's assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

        Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no Awarded Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through profit or loss.

        Granted awards under the LTIP are as follows:

Grant date	Maximum cash amount per annum (in US$ millions)	Covered financial years		Performance target determination date
October 19, 2015	1.8	2014-2016		note (a	)
March 24, 2016	0.3	note (b	)	note (b	)
March 15, 2017	0.4	note (c	)	note (c	)
March 15, 2017 and August 2, 2017	6.0	2017-2019		note (d	)
December 15, 2017	0.5	2018-2019		note (d	)
August 6, 2018	0.1	2018-2019		note (d	)
December 14, 2018	1.5	2019		note (d	)
Notes:

(a)
The annual performance target determination date is the date of the announcement of the Group's annual results for the covered financial year and vesting occurs one business day after the publication date of the annual report of the Company for the financial year falling two years after the covered financial year to which the LTIP award relates.

(b)
This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

(c)
This award did not stipulate performance targets and vested one business day after the publication date of the annual report for the 2017 financial year.

(d)
The annual performance target determination date is the date of the announcement of the Group's annual results for the covered financial year and vesting occurs two business days after the announcement of the Group's annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

        The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Group using funds provided by the Group. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

        The Trustee's assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADS of the Company) purchased and held by the Trustee were as follows:

	Number of treasury shares	Cost (in US$'000)
As at January 1, 2018	559,775	1,957
Purchased	795,005	5,451
Vested	(233,750)	(731)

As at December 31, 2018	1,121,030	6,677
Purchased	60,430	346
Vested	(240,150)	(944)

As at March 31, 2019	941,310	6,079

        For the three months ended March 31, 2018 and 2019, US$59,000 and US$37,000 of the LTIP awards were forfeited respectively.

        The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Three Months Ended March 31,
	2018	2019
	(in US$'000)
Research and development expenses	475	361
Selling and administrative expenses	405	275

	880	636

Recorded with a corresponding credit to:
Liability	563	178
Additional paid-in capital	317	458

	880	636

        For the three months ended March 31, 2018 and 2019, US$1,770,000 and US$526,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2018 and March 31, 2019, US$1,235,000 and US$887,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

        As at March 31, 2019, the total unrecognized compensation cost was approximately US$3,990,000, which considers expected performance targets and the amount expected to vest, and will be recognized over the requisite periods.

14. Revenues

        The following table presents revenue disaggregated by customer types, major categories and reportable segments:

	Three Months Ended March 31, 2018
	Innovation Platform	Commercial Platform	Total
	(in US$'000)
Customer types
Third parties—Distribution	—	43,189	43,189
Third parties—Collaboration	4,835	—	4,835
Related parties (Note 16(i))	2,582	1,731	4,313

	7,417	44,920	52,337

Major categories
Goods	—	42,362	42,362
Services	7,417	2,558	9,975

	7,417	44,920	52,337

	Three Months Ended March 31, 2019
	Innovation Platform	Commercial Platform	Total
	(in US$'000)
Customer types
Third parties—Distribution	1,959	44,524	46,483
Third parties—Collaboration	3,692	—	3,692
Related parties (Note 16(i))	127	1,866	1,993

	5,778	46,390	52,168

Major categories
Goods	1,959	44,651	46,610
Services	2,841	1,739	4,580
Royalties	978	—	978

	5,778	46,390	52,168

15. Research and Development Expenses

        Research and development expenses are summarized as follows:

	Three Months Ended March 31,
	2018	2019
	(in US$'000)
Clinical trial related costs	19,472	19,706
Personnel compensation and related costs	7,850	11,295
Other research and development expenses	1,342	2,281

	28,664	33,282

16. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

        The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties.

(i)    Transactions with related parties:

	Three Months Ended March 31,
	2018	2019
	(in US$'000)
Sales to:
Indirect subsidiaries of CK Hutchison	1,731	1,866

Revenue from research and development services from:
Equity investees	2,582	127

Purchases from:
Equity investees	662	1,062

Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	172	94
An equity investee	3,197	1,736

	3,369	1,830

Rendering of support services from:
An indirect subsidiary of CK Hutchison	227	233

(ii)   Balances with related parties included in:

	December 31, 2018	March 31, 2019
	(in US$'000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (a))	2,709	2,189
An equity investee (note (a))	73	—

	2,782	2,189

Accounts payable
An equity investee (note (a))	6,507	7,417

Amounts due from related parties
Equity investees (note (a))	889	893

Amounts due to related parties
An indirect subsidiary of CK Hutchison (note (b))	432	623

Other deferred income
An equity investee (note (c))	1,356	1,335

Notes:

(a)
Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

(b)
Amounts due to an indirect subsidiary of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.

(c)
Other deferred income represents amounts recognized from granting of promotion and marketing rights.

(iii) Transactions with non-controlling shareholders of subsidiaries:

	Three Months Ended March 31,
	2018	2019
	(in US$'000)
Sales	5,740	6,034

Purchases	3,323	3,504

Interest expense	18	—

(iv)  Balances with non-controlling shareholders of subsidiaries included in:

	December 31, 2018	March 31, 2019
	(in US$'000)
Accounts receivable—third parties	5,070	4,193

Accounts payable	4,960	4,143

Other payables, accruals and advance receipts
Dividend payable	1,282	1,282

Other non-current liabilities
Loan	579	579

17. Income Taxes

	Three Months Ended March 31,
	2018	2019
	(in US$'000)
Current tax
HK (note (a))	113	85
PRC (note (b))	537	352
Other	50	69
Deferred income tax	865	803

Income tax expense	1,565	1,309

Notes:

(a)
The Company, two subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax which has been provided for at the rate of 16.5% on the estimated assessable profits less estimated available tax losses in each entity.

(b)
Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for companies which qualify as HNTE. HMPL and its wholly-owned subsidiary Hutchison MediPharma (Suzhou) Limited qualify as a HNTE up to December 31, 2019 and 2020 respectively.

  Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the major subsidiaries and equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2018 and March 31, 2019, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the major subsidiaries and equity investees operating in the PRC will be distributed as dividends.

        The reconciliation of the Group's reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group's loss before income taxes and equity in earnings of equity investees is as follows:

	Three Months Ended March 31,
	2018	2019
	(in US$'000)
Loss before income taxes and equity in earnings of equity investees	(23,870)	(34,907)

Tax calculated at the statutory tax rate of the Company	(3,939)	(5,760)
Tax effects of:
Different tax rates available in different jurisdictions	1,204	1,220
Tax valuation allowance	5,472	6,499
Preferential tax deduction	(1,793)	(1,721)
Expenses not deductible for tax purposes	195	695
Utilization of previously unrecognized tax losses	(110)	(165)
Withholding tax on undistributed earnings of PRC entities	832	858
Others	(296)	(317)

Income tax expense	1,565	1,309

18. Losses per Share

(i)    Basic losses per share

        Basic losses per share is calculated by dividing the net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the period. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic losses per share.

	Three Months Ended March 31,
	2018	2019
Weighted average number of outstanding ordinary shares in issue	663,844,980	665,470,220

Net loss attributable to the Company (US$'000)	(11,730)	(19,885)

Losses per share attributable to the Company (US$ per share)	(0.02)	(0.03)

(ii)   Diluted losses per share

        Diluted losses per share is calculated by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share option and LTIP awards issued by the Company using the treasury stock method.

        For the three months ended March 31, 2018 and 2019, the share options and LTIP awards issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect. Therefore, diluted losses per share was equal to basic losses per share for the three months ended March 31, 2018 and 2019.

        Note: The losses per share attributable to the Company—basic and diluted presented were adjusted retroactively for each of the three months ended March 31, 2018 and 2019 to take into account the share split approved by ordinary resolution at the extraordinary general meeting of the Company held on May 29, 2019, pursuant to which each ordinary share was subdivided into 10 ordinary shares.

19. Segment Reporting

        The Group determines its operating segments from both business and geographic perspectives as follows:

  (i)
  Innovation Platform (Drug R&D): focuses on discovering, developing and commercializing targeted therapeutics in oncology and autoimmune diseases, and the provision of research and development services; and

  (ii)
  Commercial Platform: comprises of the manufacture, marketing and distribution of prescription and over-the-counter pharmaceuticals in the PRC as well as consumer health products through Hong Kong. The Commercial Platform is further segregated into two core business areas:

  (a)
  Prescription Drugs: comprises the development, manufacture, distribution, marketing and sale of prescription pharmaceuticals; and

  (b)
  Consumer Health: comprises the development, manufacture, distribution, marketing and sale of over-the-counter pharmaceuticals and consumer health products.

        Innovation Platform and Prescription Drugs businesses under the Commercial Platform are primarily located in the PRC. The locations for Consumer Health business under the Commercial Platform are further segregated into the PRC and Hong Kong.

        The performance of the reportable segments is assessed based on three measurements: (a) losses or earnings of subsidiaries before interest income, interest expense, income tax expenses and equity in earnings of equity investees, net of tax ("Adjusted (LBIT)/EBIT" or "Adjusted LBIT"), (b) equity in earnings of equity investees, net of tax and (c) operating (loss)/profit.

        The segment information is as follows:

	Three Months Ended March 31, 2018
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health
	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total
	(in US$'000)
Revenue from external customers	7,417	35,471	3,438	6,011	44,920	—	52,337

Adjusted (LBIT)/EBIT	(24,427)	1,648	392	633	2,673	(3,176)	(24,930)
Interest income	20	10	3	14	27	1,219	1,266
Equity in earnings of equity investees, net of tax	(1,089)	13,314	2,805	—	16,119	—	15,030

Operating (loss)/profit	(25,496)	14,972	3,200	647	18,819	(1,957)	(8,634)
Interest expense	—	—	—	18	18	188	206
Income tax expense	9	445	108	104	657	899	1,565
Net (loss)/income attributable to the Company	(25,444)	13,933	2,585	261	16,779	(3,065)	(11,730)
Depreciation/amortization	782	34	6	5	45	7	834
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,059	3	7	—	10	2	1,071

	As at December 31, 2018
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health
	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total
	(in US$'000)
Total assets	100,388	118,445	67,352	11,686	197,483	234,247	532,118
Property, plant and equipment	15,223	204	71	418	693	700	16,616
Leasehold land	1,174	—	—	—	—	—	1,174
Goodwill	—	2,779	407	—	3,186	—	3,186
Other intangible asset	—	347	—	—	347	—	347
Investments in equity investees	8,514	68,812	60,992	—	129,804	—	138,318

	Three Months Ended March 31, 2019
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health
	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total
	(in US$'000)
Revenue from external customers	5,778	37,849	3,342	5,199	46,390	—	52,168

Adjusted (LBIT)/EBIT	(32,318)	775	271	366	1,412	(5,417)	(36,323)
Interest income	99	14	11	1	26	1,551	1,676
Equity in earnings of equity investees, net of tax	70	14,049	2,991	—	17,040	—	17,110

Operating (loss)/profit	(32,149)	14,838	3,273	367	18,478	(3,866)	(17,537)
Interest expense	—	—	—	—	—	260	260
Income tax expense	47	228	93	43	364	898	1,309
Net (loss)/income attributable to the Company	(32,117)	14,321	2,761	135	17,217	(4,985)	(19,885)
Depreciation/amortization	1,097	40	6	22	68	40	1,205
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,136	129	6	—	135	6	1,277

	As at March 31, 2019
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health
	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total
	(in US$'000)
Total assets	77,773	144,381	71,260	10,423	226,064	235,460	539,297
Property, plant and equipment	15,653	315	73	364	752	631	17,036
Right-of-use assets	3,274	32	44	520	596	1,306	5,176
Leasehold land	1,196	—	—	—	—	—	1,196
Goodwill	—	2,852	407	—	3,259	—	3,259
Other intangible asset	—	340	—	—	340	—	340
Investments in equity investees	8,596	84,737	65,594	—	150,331	—	158,927

        Revenue from external customers is after elimination of inter-segment sales. Sales between segments are carried out at mutually agreed terms.

        There was one customer which accounted for over 10% of the Group's revenue for the three months ended March 31, 2018 and 2019 respectively.

        Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

        A reconciliation of Adjusted LBIT to net loss is as follows:

	Three Months Ended March 31,
	2018	2019
	(in US$'000)
Adjusted LBIT	(24,930)	(36,323)
Interest income	1,266	1,676
Equity in earnings of equity investees, net of tax	15,030	17,110
Interest expense	(206)	(260)
Income tax expense	(1,565)	(1,309)

Net loss	(10,405)	(19,106)

20. Note to Consolidated Statements of Cash Flows

        Reconciliation of net loss for the period to net cash used in operating activities:

	Three Months Ended March 31,
	2018	2019
	(in US$'000)
Net loss	(10,405)	(19,106)
Adjustments to reconcile net loss to net cash used in operating activities
Share-based compensation expense—share options	334	2,295
Share-based compensation expense—LTIP	880	636
Equity in earnings of equity investees, net of tax	(15,030)	(17,110)
Changes in right-of-use assets	—	754
Other adjustments	2,541	1,840
Changes in working capital
Accounts receivable—third parties	(5,747)	(2,142)
Inventories	2,160	(5,358)
Accounts payable	(7,605)	5,139
Other payables, accruals and advance receipts	2,154	6,929
Lease liabilities	—	(851)
Other changes in working capital	(122)	(1,949)

Total changes in working capital	(9,160)	1,768

Net cash used in operating activities	(30,840)	(28,923)

21. Litigation

        From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group's results of operations, financial position or cash flows. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group's financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

22. Subsequent Events

        The Group evaluated subsequent events through June 6, 2019, which is the date when the interim unaudited condensed consolidated financial statements were issued.

        Pursuant to a resolution passed in the Annual General Meeting on April 24, 2019, the Company's authorized share capital was increased from US$75,000,000 to US$150,000,000 by the addition of 75,000,000 ordinary shares of US$1.00 each (equivalent to 750,000,000 ordinary shares of US$0.10 each after the share split) in the share capital of the Company.

        On May 17, 2019, Luye Pharma Hong Kong Ltd. issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion, believes that they have no basis for termination and intends to enforce its rights under the current agreement. Accordingly, no adjustment has been made to Seroquel-related balances as at March 31, 2019 including accounts receivable, inventories, long-term prepayment and accounts payable of US$1.7 million, US$0.6 million, US$1.3 million and US$1.3 million respectively, and therefore, this did not result in a significant impact to the Group for the three months ended March 31, 2019.

        Pursuant to a resolution passed in the extraordinary general meeting on May 29, 2019, each ordinary share of the Company was subdivided into 10 ordinary shares and the par value was changed from US$1.00 per ordinary share to US$0.10 per ordinary share. All Company ordinary share and per share amounts presented were adjusted retroactively as the share split was effective prior to the issuance of the interim unaudited condensed consolidated financial statements.

        On May 31, 2019, the Group through its subsidiary, entered into a separate facility agreement with a bank for the provision of unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The credit facilities include (i) a HK$210,000,000 (US$26,923,000) term loan facility and (ii) a HK$190,000,000 (US$24,359,000) revolving loan facility, both with a term of 3 years and an annual interest rate of 0.85% over HIBOR, with an upfront fee of HK$819,000 (US$105,000) on the term loan. These credit facilities are guaranteed by the Company and include certain financial covenant requirements. No amounts have been drawn from these credit facilities.

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Hutchison China MediTech Limited Condensed Consolidated Balance Sheets (in US$'000, except share data)
Hutchison China MediTech Limited Condensed Consolidated Statements of Operations (Unaudited, in US$'000, except share and per share data)
Hutchison China MediTech Limited Condensed Consolidated Statements of Comprehensive Loss (Unaudited, in US$'000)
Hutchison China MediTech Limited Condensed Consolidated Statements of Changes in Shareholders' Equity (Unaudited, in US$'000, except share data in '000)
Hutchison China MediTech Limited Condensed Consolidated Statements of Cash Flows (Unaudited, in US$'000)
Hutchison China MediTech Limited Notes to the Interim Unaudited Condensed Consolidated Financial Statements